Exhibit (e)(5)

RETENTION AGREEMENT

This Retention Agreement (this “Agreement”) between Monogram Biosciences, Inc. a Delaware corporation (the “Company”) and                                  (“Employee”) is made as of June 30, 2009 by and between the Company and Employee. This Agreement shall be effective as of the Effective Date (defined below).

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated June 22, 2009 (the “Merger Agreement”), among the Company, Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), and Mastiff Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of LabCorp (“Purchaser”), pursuant to which: (i) Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of the Company’s common stock, and (ii) following the consummation of the Offer, Purchaser will be merged (the “Merger”) with and into the Company with the Company becoming a wholly-owned subsidiary of LabCorp (the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are referred to herein as the “Contemplated Transactions”); and

WHEREAS, the Compensation Committee of the Board of Directors of the Company has determined that it is in the best interests of the Company to enter into this Agreement with Employee.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth in this Agreement, the parties agree as follows:

1. Defined Terms. The following terms shall have the following meanings:

(a) “Cause” means that, in the reasonable determination of the Company or, in the case of the Chief Executive Officer, the Company’s Board of Directors, Employee:

(i) has willfully or recklessly, and repeatedly failed to satisfactorily perform the Employee’s job duties, after being given written notice of the failure to perform and an opportunity to cure such deficiency;

(ii) has committed an act that materially injures the business of the Company or any of its affiliates;

(iii) has misappropriated property belonging to the Company or any of its affiliates or has violated any of his proprietary information or confidentiality obligations to the Company or any of its affiliates; or

(iv) has been convicted of a felony involving moral turpitude that is likely to inflict or has inflicted material injury on the business of the Company or any of its affiliates.

(b) “Good Reason” means (i) a material diminution in Employee’s base salary; or (ii) the Company’s relocation of Employee’s principal place of employment outside of a fifty (50) mile radius of Employee’s current principal worksite.

(c) “Severance Agreement” means that certain                      between the Company and the Employee, dated                     .

2. Criteria for Retention Payment. Employee will be eligible for a payment under this Agreement only if Employee satisfies all of the following criteria:

(a) Employee continues to perform those duties as are reasonably assigned to Employee in connection with the operations of the Company following the Effective Date until the earlier of the date that (i) is ninety (90) days after the Effective Date (the “Retention Date”), (ii) Employee is terminated by the Company other than for Cause, or (iii) Employee terminates employment with the Company for Good Reason; and

(b) Employee has not breached the covenants and agreements set forth in this Agreement.

3. Amount and Payment of Retention Payment. The amount payable to Employee under this Agreement is equal to $[            ] (the “Retention Payment”). To the extent earned, the Retention Payment shall be paid to Employee, subject to any tax withholding required by law, in accordance with the Company’s standard payroll practices no later than 30 days after the date earned.

4. Voluntary Resignation other than for Good Reason and Termination for Cause. If at any time after the date of this Agreement and prior to the Retention Date, Employee voluntarily retires or resigns other than for Good Reason or is terminated by the Company for Cause, no portion of the Retention Payment shall be due or payable to Employee and this Agreement will be terminated immediately and automatically without any further action on the part of Employee, the Company, LabCorp or Purchaser.

5. Payment under Severance Agreement. Provided that Employee executes and delivers to the Company the release described in Section      of the Severance Agreement (the “Release”) and does not rescind or revoke such Release and otherwise complies with the provisions of the Severance Agreement (other than as described in this Section 5), upon the later to occur of (i) the 10th business day following the Effective Date and (ii) the expiration of any rescission or revocation period applicable to such Release (including pursuant to any applicable law), the Company agrees to pay to Employee in a lump sum the amounts set forth in Section      of the Severance Agreement regardless of whether a Covered Termination (as defined in the Severance Agreement) has occurred under the Severance Agreement as of or prior to such time. Upon the earlier of the Retention Date or a Covered Termination under the Severance Agreement, Employee shall become entitled to the benefits described in Section      of such Severance Agreement; provided that such benefits shall continue until the earlier of (i) 12 months following the termination of Employee’s employment with the Company or (ii) the expiration of Employee’s continuation coverage under the Consolidated Omnibus Budget Reconciliation Act.

6. Cooperation. In consideration of the benefits provided hereunder, Employee agrees to cooperate with the Company, during his or her employment and for the two year period thereafter (including following Employee’s termination of employment for any reason), by making himself or herself available to testify on behalf of the Company or any Affiliated Entity, in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and to assist the Company, or any Affiliated Entity, in any such action, suit, or proceeding, by providing information and meeting and consulting with the Company’s Board of Directors or management or its representatives or counsel, or representatives or counsel to the Company, or any Affiliated Entity, as may be reasonably requested and after taking into account Employee’s post-termination responsibilities and obligations. The Company agrees to reimburse Employee, on an after-tax basis, for all reasonable expenses actually incurred by Employee in connection with his or her provision of testimony or assistance.”

7. No Contract of Employment. This Agreement does not constitute an employment agreement and does not limit the ability of Employee or the Company to terminate the employment relationship at will.

8. Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the law of the State of California, without regard to such state’s conflict of laws rules.

9. Entire Agreement. This Agreement, together with the Severance Agreement, constitute the entire agreement between the parties concerning the subject matter hereof and thereof. This Agreement supersedes and replaces all prior agreements, understandings and negotiations (whether oral or written) between Employee and the Company, or between Employee and LabCorp or the Purchaser regarding any retention bonus to be paid to Employee in connection with the Contemplated Transactions or otherwise. Notwithstanding the foregoing, this Agreement shall in no way limit any obligation of Employee to the Company or supersede any prior agreement between Employee or the Company to the Company’s benefit regarding assignment of inventions, ownership of intellectual property or the maintenance of confidential information.

10. Effectiveness. This Agreement shall become effective upon, and only upon, the Acceptance Time (as defined in the Merger Agreement) (the date on which the Acceptance Time shall occur being referred to herein as the “Effective Date”). Upon the termination of the Merger Agreement prior to the Acceptance Time for any reason, this Agreement shall be deemed rescinded by mutual agreement and thereupon null, void ab initio, and without any further force or effect and with no action or notice required on the part of any party to effect the rescission of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Amendment, or have caused this Agreement to be duly executed and delivered in their name and on their behalf, as of the day and year first above written.

EMPLOYEE	MONOGRAM BIOSCIENCES, INC.

By:
Name:	Its: